Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On October 1, 2010, Southwest Airlines Co. included a podcast on its intranet site, its www.lowfaresfarther.com website, and blogsouthwest.com. A transcript of the podcast, which is also available in print on these sites, is included below.

Red Belly Radio Talks with Bob Fornaro from AirTran Airways

Podcast By: Steve Heaser on Oct 01, 2010 at 10:30am

This week’s episode of Red Belly Radio is an interview with Bob Fornaro, the President, Chairman, and CEO of AirTran Airways. The interview was recorded shortly after the press conference regarding our definitive agreement to acquire AirTran.

Don’t forget that you can subscribe to Red Belly Radio through iTunes, thanks for listening.

Transcript

STEVE: From the press conference of the decade, you’re listening to Red Belly Radio. Hello and thank you for listening to Red Belly Radio, I’m Steve Heaser. Last week, I played part one of an interview with Dick East about the Ronald McDonald House, and I promoted the second part coming up. Well that was way back in to last week and before “the announcement.” Now, the announcement that I speak of is, of course, that Southwest Airlines is acquiring AirTran. If you work for Southwest and haven’t heard yet, well WOW, I want to know what you’ve been doing. Employees can go to our intranet and learn all about it from the posts and videos. And for those of you outside of the company you can learn more about the deal on lowfaresfarther.com. After the press conference I spoke with Bob Fornaro, who is the President, CEO, and Chairman of AirTran. Here it went!

BOB: Just to tell you the thoughts on how this thing came together. For one, Gary and I have known each other for a number of years, and when we had the conversation, we basically made an agreement that we’re friends before and we wanted to make sure that whether the transaction would occur or not we were going to have the same kind of relation afterwards, so it means we had a lot of respect for each other and one of the most important things was to make sure that we had that same level of respect. So I think that really set the tone for all the work and activity between our two companies. It was interesting when our teams first met, the chemistry was very, very good, I think everybody was worried about the same thing and so it was all very positive. So, for AirTran, we’re being taken over and that creates in itself a lot of anxiety, but we were working with very thoughtful people on the southwest side, and that helped the process a lot. So I think the tone throughout the whole ordeal, which was for several months, was very positive.

STEVE: Now, you refer to your employees as Crew, I like that by the way, how do you think your Crew is going to feel about this?

BOB: Well, I think they’re going to be, first of all, shocked.

STEVE: I’m assuming most of them are learning as I am today about this?

BOB: They are, in fact, all of them. You know, I think the shock is like, WOW! There will be anxiety in a number of places, particularly, in the staff areas in Atlanta and primary Orlando, because I think, and it’s clear, the headquarters is in Dallas. So, people want to know where they stand, and the positive message is we’re going to create opportunities, and that’s what, I think, people will take out of it. We have our Leaders in key airports, we have somebody in DFW today. Our stations are covered and we have more people going out tomorrow. There’s not a lot of work done in the offices, I suspect, but that’s okay, you know people are, like they should, having fun with it; they should think about it, they should ask all the questions they can.

STEVE: Well, I don’t know how much time you’ve spent around Southwest Headquarters, but you’ve known Gary for awhile, do you think our companies will match well? The Cultures?

BOB: Well I think so, we have tremendous respect for Southwest; we operate differently because we couldn’t beat you at your own game! So we had to do things differently. That’s why we added the business class and why we started going in to big cities, because our own feeling was, people in big cities want low fares as well. We go to very small cities, too. We have a mindset of just being very flexible and our people are just resourceful and, I think, they support generally what we do. When faced with adversity they say, “get it over with fast and move on.” But, it’s a very resourceful Culture, and that’s really important in this industry, because this industry throws curveballs every couple of years. In 2008 and then 9/11, so I think, you need a group that’s got the right mindset and the right attitude.

STEVE: You mentioned that you couldn’t beat Southwest at the same game, we’ve had to change quite a bit over the last decade, we’re not the same airline we were ten or fifteen years ago.

BOB: And the world changes and Gary mentioned in his talk the domestic market place isn’t growing, and so we have to change. We know oil prices—my first year at AirTran, in 1999, we paid fifty cents a gallon; today it’s about $2.32 that means the fares we charged in 1999 we can’t charge today, the Customer wants more, that means we need to constantly adapt, because what worked perhaps a decade ago doesn’t work today.

STEVE: Well Bob Fornaro, thank you so much for being my guest here on Red Belly Radio!

BOB: Good, my pleasure.

STEVE: I will be playing the second part of the Dick East interview, but I can’t commit to a specific date yet, it will be within the next few weeks though. Well that does it for this episode. Red Belly is a trademark of the Southwest Airlines Company. This episode is copyrighted 2010. The Captain has indicated that we have come to the conclusion of this podcast, please turn off and stow all portable and electronic devices.

Important Information for Investors and Stockholders

The communications contained in Red Belly Radio do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The communications contained on this website contain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statement include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations, including expected synergies. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date herto.